Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Bradner Ventures Ltd. (the "Company") on Form 20-F for the year ended November 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ron Schmitz, the President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Ron Schmitz

/s/ Ron Schmitz
President
(Principal Executive Officer, Financial and Accounting Officer)

May 28, 2003